SMSA CRANE ACQUISITION CORP.
1172 SOUTH DIXIE HWY., SUITE 35
CORAL GABLES, FL 33146

October 8, 2013

VIA EDGAR
Ms. Mara L. Ransom
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC  20546

Dear Ms. Ransom:

As discussed with Mr. Scott Anderegg on October 3, 2013, SMSA Crane Acquisition Corp. (the “Company”) did not cease to be a shell company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (the “Exchange Act”)) in connection with the change of control transaction.  Coquí Radio Pharmaceuticals Corp. purchased 95% of the Company from the Company’s shareholders and in connection with the transaction, the Company’s sole officer and director resigned subject to compliance with Rule 14f-1 under the Exchange Act.  The Company continues to have no operations and nominal assets.  The transaction triggered a Form 8-K filing as a result of the change of control under Item 5.01 (“Changes in Control of Registrant”).  Because the Company remains a shell company, Item 5.06 (“Change in Shell Company Status”) was not triggered.

If you have any further questions or comments, please contact Michael Harris or Brian Bernstein, the Company’s legal counsel, at (561) 686-3307.

Very truly yours,

/s/ Alberto Burckhart

Alberto Burckhart, Chief Executive Officer